Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cimarex Energy Co.

We consent to the use of our report dated February 26, 2014, with respect to the consolidated balance sheets of Cimarex Energy Co. as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 Annual Report on Form 10-K, incorporated herein by reference.

KPMG LLP

Denver, Colorado

May 22, 2014